Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 May 7, 2009

$ Knock-Out Buffered Super Track Notes due May 28, 2010 Linked to the Performance of Gold Medium-Term Notes, Series A, No. C-108

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	May 26, 2009

Issue Date:	May 29, 2009

Final Valuation Date:	May 25, 2010*

Maturity Date:	May 28, 2010* (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Gold, as described under “Settlement Price” in this free writing prospectus

Knock-out Barrier:	US$[—]/troy ounce, initial price multiplied by 130-140%** ** Actual Knock-out Barrier will be set on the initial valuation date and will not be less than 130% of the initial price.

Knock-out Rebate:	3.00%

Buffer Percentage:	15%

Payment at Maturity:

If the settlement price of the Reference Asset is above the knock-out barrier on any day between the initial valuation date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the knock-out rebate.

If the closing price of the Reference Asset is at or below the knock-out barrier on every day between the initial valuation date and the final valuation date, inclusive, and:

•        if the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return. Accordingly, if the Reference Asset Return is positive and does not exceed 30%**, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return)]

•        if the Reference Asset Return is less than or equal to 0% and equal to or greater than -15%, you will receive the principal amount of your Notes; and

•        if the Reference Asset Return is less than -15%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage:

$1,000 + [$1,000 x (Reference Asset Return + 15%)]

If the knock-out barrier has not been breached and the Reference Asset declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -15%. You may lose up to 85% of your initial investment.

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	US$[—]/troy ounce, the settlement price of the Reference Asset on the initial valuation date.**

Final Price:	The settlement price of the Reference Asset on the final valuation date.**

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JBQ5 and US06739JBQ58

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets— Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.
**	See “Settlement Price” in this free writing prospectus for a description of how the settlement price of gold is determined.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, and the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Initial Price: US$884.50/troy ounce

Knock-out Barrier: US$1,149.85/troy ounce (Initial Price * 130%)

Knock-out Rebate: 3%

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Final Price	Reference Asset Return	Total Payment at Maturity		Total Return on Notes
		Settlement Price of the Reference Asset Ever Above Knock Out Barrier	Settlement Price of Reference Asset Always At or Below Barrier	Settlement Price of Reference Asset Ever Above Knock-Out Barrier	Settlement Price of Reference Asset Always Below Barrier
1769.00	100.00%	$1,030.00	N/A	3.00%	N/A
1680.55	90.00%	$1,030.00	N/A	3.00%	N/A
1592.10	80.00%	$1,030.00	N/A	3.00%	N/A
1503.65	70.00%	$1,030.00	N/A	3.00%	N/A
1415.20	60.00%	$1,030.00	N/A	3.00%	N/A
1326.75	50.00%	$1,030.00	N/A	3.00%	N/A
1238.30	40.00%	$1,030.00	N/A	3.00%	N/A
1149.85	30.00%	$1,030.00	$1,300.00	3.00%	30.00%
1061.40	20.00%	$1,030.00	$1,200.00	3.00%	20.00%
972.95	10.00%	$1,030.00	$1,100.00	3.00%	10.00%
928.73	5.00%	$1,030.00	$1,050.00	3.00%	5.00%
884.50	0.00%	$1,030.00	$1,000.00	3.00%	0.00%
840.28	-5.00%	$1,030.00	$1,000.00	3.00%	0.00%
796.05	-10.00%	$1,030.00	$1,000.00	3.00%	0.00%
751.83	-15.00%	$1,030.00	$1,000.00	3.00%	0.00%
707.60	-20.00%	$1,030.00	$950.00	3.00%	-5.00%
619.15	-30.00%	$1,030.00	$850.00	3.00%	-15.00%
530.70	-40.00%	$1,030.00	$750.00	3.00%	-25.00%
442.25	-50.00%	$1,030.00	$650.00	3.00%	-35.00%
353.80	-60.00%	$1,030.00	$550.00	3.00%	-45.00%
265.35	-70.00%	$1,030.00	$450.00	3.00%	-55.00%
176.90	-80.00%	$1,030.00	$350.00	3.00%	-65.00%
88.45	-90.00%	$1,030.00	$250.00	3.00%	-75.00%
0.00	-100.00%	$1,030.00	$150.00	3.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The settlement price of the Reference Asset never breached the knock-out barrier during the term of the Notes and the settlement price of the Reference Asset increases from an initial price of US$884.50/troy ounce to a final price of US$1061.40/troy ounce.

Because the knock-out barrier was never breached and the final price of $1061.40 is greater than the initial price of $884.50, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (20%)] = $1,200.00

The total return on the investment of the Notes is 20%.

FWP–3

Example 2: The settlement price of the Reference Asset never breached the knock-out barrier during the term of the Notes and the settlement price of the Reference Asset decreases from an initial price of US$884.50/troy ounce to a final price of US$796.05/troy ounce.

Because the knock-out barrier was never breached and the final price of $796.05 is less than the initial price of $884.50, the Reference Asset Return of -10% is greater than -15% and the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The settlement price of the Reference Asset never breached the knock-out barrier during the term of the Notes and the settlement price of the Reference Asset decreases from the initial price of US$884.50/troy ounce to a final price of US$619.15/troy ounce.

Because the knock-out barrier was never breached and the final price of $619.15 is less than the initial price of $884.50 by more than the buffer percentage of 15%, the investor will receive a payment at maturity of $850 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

The total return on the investment of the Notes is -15%.

Example 4: The settlement price of the Reference Asset was above the knock-out barrier on one or more trading day during the term of the Note and the settlement price of the Reference Asset increases from an initial price of US$884.50/troy ounce to a final price of US$972.95/troy ounce.

Because the knock-out barrier was breached during the term of the note, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the knock-out rebate calculated as follows:

$1,000 + ($1000 x 3.00%) = $1,030.00

Therefore, the payment at maturity is $1,030.00 per $1,000 principal amount Note, representing a 3.00% return on investment over the term of the Notes.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•	Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the knock-out barrier is not breached during the term of the Notes, by the positive Reference Asset Return or by the knock-out rebate if the knock-out barrier was breached during the term of the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the reference asset of up to 15%.

•	Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the reference asset. This characterization relies, in part, on our understanding that the Notes will be marketed primarily to persons treated as cash-basis taxpayers for U.S. federal income tax purposes. If your Notes are treated as a pre-paid cash-settled executory contract with respect to the Index, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes is not expected to exceed one year unless a market disruption event occurs, such gain or loss will likely be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

FWP–4

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. The tax consequences to you are particularly uncertain if the closing level of the Index is above the knock-out barrier on any day after the initial valuation date and prior to the final valuation date (a “Barrier Breach”). For example, if a Barrier Breach occurs, the Internal Revenue Service could assert that you should be treated as if you exchanged your executory contract with respect to the Index for a zero-coupon debt instrument. If you are so treated, you may be required to recognize gain or loss at such time and you may further be required to currently accrue ordinary income over the remaining term of the Notes or treat the knock-out rebate as ordinary income upon the sale or maturity of your Notes. Even if a deemed exchange is not deemed to occur following a Barrier Breach, you may still be required to recognize all or a portion of the amount of the knock-out rebate at the time of the Barrier Breach or over the remaining term of the Notes, and any amount attributable to the knock-out rebate may be treated as ordinary income. If you purchase the Notes after a Barrier Breach, the risk of a recharacterization of the Notes as a zero-coupon debt instrument and a tax treatment different than that described above is heightened and you are strongly urged to consult your tax advisor.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, it is also possible that the Internal Revenue Service could assert that your Notes should be treated as long-term debt. Were the Internal Revenue Service to successfully assert that your Notes should be characterized as long-term debt, they would be treated as a contingent payment debt instrument. The rules governing the taxation of contingent payment debt instruments are discussed in the accompanying prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments”.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Asset That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. Your investment will be fully exposed to any decline in the final price beyond the 15% buffer percentage as compared to the initial closing price of the reference asset if the knock-out barrier is never breached during the term of the Notes. You may lose up to 85% of your initial investment if the reference asset declines by more than 15%.

•	Your Maximum Gain on the Notes Is Limited—If the final price is greater than 130% of the initial price, for each $1,000 principal amount Note, you will receive at maturity the knock-out rebate of 3% instead of the positive return of the reference asset return because the knock-out barrier is breached on the final valuation date. Thus your return on the Notes will never exceed 30%. The actual knock-out barrier will be set on the initial valuation date and will not be less than 130% of the initial price.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

FWP–5

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price and the final price of Gold will be determined as described below:

Where the Reference Asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective on the initial valuation date or the final valuation date, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10.30 a.m. and 3 p.m. London local time via telephone by the 5 members and the applicable Settlement Price will be based on the 3 p.m. fix. The settlement price of Gold on the initial valuation date and the final valuation date may be seen on GOLDLNPM on Bloomberg.

The settlement price of the Reference Asset on May 1, 2009 was US$884.50/troy ounce.

Historical Information

The following graph sets forth the historical performance of Reference Asset based on the daily settlement price, from January 2, 2002 through May 1, 2009.

We obtained the reference asset settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the reference asset settlement price on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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